Mail Stop 3561

January 7, 2009

Xiqun Yu
Chief Executive Officer
Tia I, Inc.
58 Heng Shan Road, Kun Lun Shopping Mall
Harbin, People's Republic of China 150090

> **Re: Tia I, Inc.**
> **Item 4.01 Form 8-K**
> **Filed December 23, 2008**
> **File No. 000-52285**

Dear Mr. Yu:

    We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

William J. Kearns
Staff Accountant